FEDERATED EQUITY FUNDS

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 16, 2009

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N. E.
Washington, DC  20549-4720

RE:              Form N-14
FEDERATED EQUITY FUNDS (the “Trust”)
Federated Clover Value Fund (the “Fund”)
1933 Act File No. 333- 158084

Dear Sir or Madam:

On behalf of the Registrant, I hereby submit this application for withdrawal of the Registration Statement on Form N-14 for the Trust which was filed on March 18, 2009 pursuant to the Securities Act of 1933, as amended (the “Act”). The accession number of this filing was 0001318148-09-000452.

This withdrawal is being made with the intention that the Registration Statement will be amended and refiled at a later date. Therefore, please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

Pursuant to the requirements of Rule 477 of the Act, the Assistant Secretary of the Trust has signed this application for withdrawal of the Registration Statement on Form N-14 this 16th day of April, 2009.

Please contact Alice Helscher at 412.288.1202 with any questions regarding this filing.

Very truly yours,

/s/ Todd P. Zerega
Todd P. Zerega
Assistant Secretary
Enclosures